Salisbury Bancorp, Inc.
                                5 Bissell Street
                                 P. O. Box 1868
                            Lakeville, CT 06039-1868

                                                              September 11, 2009

VIA EDGAR

Mr. Eric Envall
Staff Attorney
Division of Corporate Finance
U. S. Securities and Exchange Commission
Washington, DC  20549

         Re:      Salisbury Bancorp, Inc.
                  -----------------------
                  Registration Statement on Form S-3
                  ----------------------------------
                  Filed July 24, 2009
                  -------------------
                  File No.:  33-160767
                  --------------------

Dear Mr. Envall:

      On behalf of Salisbury Bancorp, Inc. ("Salisbury"), set forth below is Salisbury's response to your comment letter dated July 30, 2009. For your convenience, we have reprinted your comment and set forth our response to the comment following the comment.

Form S-3
--------

General
-------

We note that you are registering the resale by selling securityholders of shares of the company's preferred stock. Please provide your analysis supporting the determination that the offering meets the transaction requirements of General Instruction 1.B of Form S-3 with respect to the registration of the preferred stock. If the offering does not meet these transaction requirements, please remove the preferred stock from the registration statement.

Response
--------

Salisbury does not meet the transaction requirements of General Instruction 1.B of Form S-3 with respect to the registration of the preferred stock. Therefore, we are concurrently filing Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3 to remove the preferred stock from the Registration Statement.

Mr. Eric Envall
U. S. Securities and Exchange Commission
September 11, 2009
Page 2


      We trust the enclosed information is responsive to your comments and we look forward to hearing from you at your earliest opportunity.

      Please contact our counsel, Thomas A. Klee, at Cranmore, FitzGerald & Meaney, 49 Wethersfield Ave., Hartford, CT 06114, tel. 860.522.9100, ext 242, fax 860.522.3379, if you should have any questions with regard to this matter or to advise that the staff has no further comments and that acceleration of effectiveness may be requested.

                                           Sincerely,

                                           /s/ Richard J. Cantele, Jr.
                                           ---------------------------
                                           Richard J. Cantele, Jr.
                                           President and Chief Executive Officer


cc: Thomas A. Klee, Esq.